UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EVOLVING GOLD CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 21, 2006

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders of EVOLVING GOLD CORP. (the "Corporation") will be held at the offices of the Corporation located at 1500 - 885 West Georgia Street, Vancouver, B.C. V6E 4A2 at 10:00 am on September 21, 2006 for the following purposes:

1.  To receive the report of the directors.

2.  To receive and consider the audited financial statements of the Corporation for the fiscal year ended March 31, 2006 and the report of the auditors thereon.

3.  To elect four (4) directors for the ensuing year.

4.  To appoint the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor's remuneration.

5.  To consider any amendment or variation to a matter identified in this Notice and to transact such other business as may properly come before the meeting or any adjournment thereof.

6.  To approve the destruction of the Meeting proxies.

A Management Proxy Circular and a copy of the consolidated financial statements and the auditor's report for the year ended March 31, 2006 accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by fax, hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that such shareholder's shares will be voted at the meeting.

Dated at Vancouver, British Columbia, August 18, 2006

BY ORDER OF THE BOARD OF DIRECTORS

"Lawrence Dick"

Lawrence Dick

President

EVOLVING GOLD CORP.

1200 - 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

(604) 685.6375

MANAGEMENT PROXY CIRCULAR
as at August 18, 2006

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of EVOLVING GOLD CORP. (the "Corporation") for use at the Annual Meeting of its shareholders (the "Meeting") to be held on September 21, 2006 at 10:00 am (Vancouver time) at the place and for the purposes set forth in the accompanying notice of the Meeting.

All properly executed and delivered proxies will be voted at the Meeting and, if a choice is specified with respect to any matter to be acted upon, will be voted in accordance with the instructions contained therein. In the absence of any specification, management designees, if named as proxy, will vote in favour of the matters set out therein. None of the directors or proposed directors intends to oppose any action taken at the meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but directors, officers and regular employees of the Corporation may solicit proxies personally or by telephone. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Corporation (the "Shares") held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The Corporation will pay all costs of this solicitation.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are the President of the Corporation and a director of the Corporation. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed and signed and dated form of proxy is delivered to the office of to Pacific Corporate Trust Company by fax at (604.689.8144), or by mail or by hand at 2nd Floor- 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before Meeting or any adjournment thereof or deposit same with the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the vote on which it is to be exercised.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholders or the shareholder's authorized attorney in writing, or if the shareholder is a Company, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with the transfer agent, Pacific Corporate Trust Company by fax at (604.689.8144) or by mail or by hand at 2nd Floor- 510 Burrard Street, Vancouver, B.C. V6C 3B9 any time up to and including the last business day that precedes the date of the Meeting, or if the Meeting is adjourned, the last business day that precedes any reconvening thereof or to the chairman of such Meeting on the day of the Meeting or any reconvening thereof or in any other manner provided by law. In addition the shareholder personally attending the Meeting and voting the shareholder's Shares may revoke the proxy. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

    any amendment to or variation of any matter identified therein, and any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee's best judgment.

Advice To Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold Shares in their own name (referred to in this Management Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered shareholders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the names of the Shareholder's broker or agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for the Depository Trust Company (which acts as depositary for many brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders of the Corporation. However its purpose is limited to instructing the registered shareholder, (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote their Shares as proxyholder for the registered Shareholder who should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agents), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that their broker send to them a legal proxy, which would entitle them to attend at the Meeting and vote their Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the financial year ended March 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF VOTING SECURITIES

As of August 18, 2006 the Corporation has outstanding 10,669,842 common shares fully paid and non-assessable Shares without par value, each carrying the right to one vote.

The Board of Directors of the Corporation has fixed August 18, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that the shareholder has transferred the ownership of any such share after the Record Date,

  the transferee produces a properly endorsed share certificate or otherwise establishes ownership of any transferred Shares and makes a demand to Pacific Corporate Trust Company no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Corporation only the following persons beneficially owned, directly or indirectly, or exercising control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Corporation as of the Record Date of August 18, 2006:

Voting Securities and the Principal Holders of Voting Securities
Shareholder Name	Number of Shares	Percentage of Issued Shares
CDS & CO. (NCI)	8,219,439	77%

*Beneficial ownership is not known.

The above information was supplied by the Corporation and by Pacific Corporate Trust Company, the Corporation's registrar and transfer agent.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

FINANCIAL STATEMENTS AND AUDITORS REPORT

The comparative financial statements of the Corporation to March 31, 2006 and March 31, 2005 and the report of the auditor will be placed before the Meeting. The audited financial statements and the auditor's report were mailed to shareholders with the Notice of Meeting and the Management Proxy Circular. Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of one and a maximum of ten. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the directors office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act, each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The table below sets out the names of management's four nominees for election as directors, all major offices and positions with the Corporation, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Shares beneficially owned by each, directly or indirectly or over which each exercised control or direction as at the date of this circular.

Name , Position and Municipality of Residence	Occupation, Business or Employment	Securities Beneficially Owned or Controlled (2)
Lawrence Dick (1) North Vancouver, BC Chief Executive Officer President and Director Since June 19, 2003

Professional Geologist, Director and President of the Corporation since June 19, 2003. President and a director of Continuum Resources Ltd. since March 2002. Self-employed consultant from January, 2001 to March 2002. Director of General Minerals Corp. since 1994. Executive Vice-President of General Minerals Corp. from August, 1995 to January 2001.

		744,640 (3)
Paul Cowley (1) Vancouver, BC Director since September 15, 2004

Professional Geologist, Director of the Corporation since October 28, 2004. Director of Mesa Resources Inc. since November 2002. Director of Great Quest Metals Ltd. from January 1, 1997 to January 2003. President and Chief Executive Officer of Rampton Resources Inc. from July 1995 to January 2001.

		Nil (4)
Warren McIntyre (1) North Vancouver, BC Director since June 19, 2003

Director of the Corporation since June 19, 2003. Corporate communications consultant for Continuum Resources Ltd. since March 2003. Consultant, Evolve Financial from November, 2001 to October 2003. Investor relations, Plus International from January 2001 to September 2001. General Manager, St. John's Fishing Resort, November 1999 to January 2001. President, West Coast Resorts, March 1993 to October, 1999.

		573,838 (5)
Dr. Chris Osterman Golden, Colorado Director since July 15, 2004.	Director of the Corporation since July 15, 2004; Vice-President, Exploration - Continuum Resources Ltd. from December 2003 to present; Director of Explorations - Gallant Minerals from December 2000 to October 2003; Chief Geologist for General Minerals Corp. from May 1994 to July 2000.	250,000

Notes:

  Member of the audit committee.

  The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

  Mr. Dick also holds warrants to purchase up to 101,515 Shares. Warrants to purchase up to 75,000 Shares at an exercise price of $0.25 per Share will expire on January 10, 2007 and warrants to purchase up to 26,515 Shares at an exercise price of $0.75 per Share will expire on May 25, 2007.

  Mr. Cowley holds options to purchase 330,000 Shares. Options to purchase up to 250,000 Shares with an exercise price of $0.25 per Share will expire on September 15, 2009 and options to purchase up to 80,000 options with an exercise price of $0.36 per Share will expire on April 14, 2011.

    Mr. McIntyre also holds warrants to purchase up to 75,000 Shares at an exercise price of 0.25 per Share expiring on January 10, 2007.

EXECUTIVE COMPENSATION

Executive Compensation

During the Corporation's financial year ended March 31, 2006 the aggregate direct remuneration paid or payable to the Corporation's executive officers and directors by the Corporation was nil for management fees.

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Lawrence Dick, the Corporation's President and Chief Executive Officer is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure. The Corporation was incorporated on June 19, 2003. The Compensation paid to the Named Executive Officer during the Corporation's three recently completed financial years is as set out below:

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities under Options/ SAR (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)
Lawrence Dick President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)  Stock Appreciation Rights

(2)  Long term incentive plans

Long Term Incentive Plans Awards, Options and SARS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation has no long term incentive plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Corporation's most recently completed fiscal year

During the most recently completed fiscal year, there were no incentive stock options and SARs granted to the Named Executive Officer.

Options Exercised

The Named Executive Officers did not exercise any options during the fiscal year ended March 31, 2006.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officer has been disclosed above. No cash compensation was paid to any director of the Corporation for the director's services as a director during the fiscal year ended March 31, 2006.

Indebtedness of Directors and Officers

No director or officer of the Corporation or proposed nominee for election as a director of the Corporation is or has been indebted to the Corporation during the financial year ended March 31, 2006.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants located at Suite 604, 750 West Pender Street, Vancouver, B.C. will be nominated at the Meeting for reappointment as auditor of the Corporation at remuneration to be fixed by the directors. Amisano Hanson has been the auditor of the Corporation since December 2, 2003.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Corporation, as a venture issuer, to disclose annually in its Management Proxy Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Lawrence Dick, Paul Cowley and Warren McIntyre. Paul Cowley is an independent member of the audit committee. All members are considered to be financially literate.

Relevant Education and Experience

Lawrence Dick, Paul Cowley and Warren McIntyre have many years of practical business experience and have served for many years as directors of public companies. Each member of the audit committee has:

    an understanding of the accounting principles used by the Corporation to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising individuals engaged in such activities; and

    significant experience in management and business accounting, audit requirements and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Corporation's auditors, Amisano Hanson, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit serves.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Amisano Hansen to the Corporation to ensure auditor independence. Fees incurred with Amisano Hansen for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.
Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2006	Fees Paid to Auditor in Year Ended March 31, 2005
Audit Fees(1)	$ 16,800.00	$ 14,250.00
Audit-Related Fees(2)	$ 0	$ 0
Tax Fees(3)	$ 1,008.00	$ 997.50
All Other Fees(4)	$ 0	$ 0
Total	$ 17,808.00	$ 15,247.50

Notes:

  "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

  "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

  "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

  "All Other Fees" include all other non-audit services.

Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

MANAGEMENT CONTRACTS

The Corporation and Micro Cap et al, ("Micro") of 1120 - 470 Granville Street, Vancouver, BC V6C 1V5 entered into an Investor Relations Agreement dated February 22, 2006 pursuant to which the Company agreed to pay a fee of $6,000 per month to Micro. Micro was to provide Investor Relations services on behalf of the Company. The term of the Agreement is month to month.

The Corporation and International Zimtu Technologies Inc. ("Zimtu") of 1450 - 789 West Pender Street, Vancouver, BC V6C 1A2 entered into an Administrative and Services Agreement dated July 1, 2003 pursuant to which the Corporation agreed to pay rent and administrative fees of $4,500 per month to Zimtu. Zimtu was a significant shareholder of the Corporation. The Agreement was renewed for an additional six month term on January 1, 2004 expiring June 30, 2004. The Agreement has not been renewed.

Core Development Corp. ("Core") of 1450 - 789 West Pender Street, Vancouver, BC V6C 1A2 and the Corporation entered into a Management Services Agreement dated July 1, 2003. Core is wholly owned by Shaun Ledding, who provided the management services. Mr. Ledding is also a director of Zimtu. Pursuant to the Management Services Agreement, Core was obligated to provide management services to the Corporation in consideration of the payment of $5,000 per month. The Agreement has not been renewed.

For the months of June and July 2004, Same Cloud Mining Services Inc., a private company owned by a director of the Corporation, Roelof de Jonge provided management services for a monthly fee of $3,750.

INDEMNIFICATION

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Approval of Destruction of Proxies

Shareholders will be asked to approve and authorize, in the absence of a challenge to the proceedings of the Meeting within three months of the meeting date, the legal counsel of the Corporation to destroy the proxies.

OTHER MATTERS

The Directors are not aware of any other matters, which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation is included in its Annual Report for the year ended March 31, 2006, which includes the Corporation's audited financial statements for the year ended March 31, 2005. Copies of the Annual Report and the relevant portions of the documents incorporated by reference in the Annual Report may be obtained upon request from the Corporate Offices of the Corporation by telephone No. (604) 685.6375 and by Fax No. (604) 669.2960. Additional information relating to the Corporation is on www.Sedar.com.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2007 annual meeting of the Corporation (expected to be held in September 2007) must be received by the Secretary of the Corporation on or before the close of business on June 1, 2007.

DIRECTOR'S APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, this 18th day of August, 2006

SIGNED "Lawrence Dick"

Lawrence Dick
President

Schedule A

EVOLVING GOLD CORP.
(the "Corporation")

AUDIT COMMITTEE CHARTER

1.      Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.

2.      Composition

The Board will appoint from among their membership an audit committee after each annual meeting of the shareholders of the Corporation. The audit committee will consist of a minimum of three directors.

2.1      Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Corporation.

2.2      Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3.      Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions.

4.      Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1      External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)      recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)      review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)      review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)      review and recommend to the Board the compensation to be paid to the external auditors; and

(e)      review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2      Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the audit committee shall:

(a)      evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)      ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3      Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a)      review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)      review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)      review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)      meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c)      review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)      review and approve the interim financial statements prior to their release to the public; and

(b)      review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)      where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4      Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a)      The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)      The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)      the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)      the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a)      The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)      the pre-approval policies and procedures are detailed as to the particular service;

(ii)      the audit committee is informed of each non-audit service; and

(iii)      the procedures do not include delegation of the audit committee's responsibilities to management.

4.5      Other Responsibilities

The audit committee shall:

(a)      establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(b)      establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)      ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)      review the policies and procedures in effect for considering officers' expenses and perquisites;

(e)      perform other oversight functions as requested by the Board; and

(f)      review and update this Charter and receive approval of changes to this Charter from the Board.

4.6      Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.      Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)      engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)      set and pay the compensation for any advisors employed by the audit committee; and

(c)      communicate directly with the internal and external auditors.

6.      Guidance - Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1      Internal Control

(a)      evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)      focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c)      gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2      Financial Reporting

General

(a)      review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b)      ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)      understand industry best practices and the Corporation's adoption of them.

Annual Financial Statements

(a)      review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)      pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)      focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d)      consider management's handling of proposed audit adjustments identified by the external auditors; and

(e)      ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(a)      be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(b)      meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(c)      to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)      actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)      changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation's operations and financing practices;

(iii)      generally accepted accounting principles have been consistently applied;

(iv)      there are any actual or proposed changes in accounting or financial reporting practices;

(v)      there are any significant or unusual events or transactions;

(vi)      the Corporation's financial and operating controls are functioning effectively;

(vii)      the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)      the interim financial statements contain adequate and appropriate disclosures.

6.3      Compliance with Laws and Regulations

(a)      periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b)      be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c)      review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4      Other Responsibilities

(a)      review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

Proxy

______________________

ANNUAL MEETING OF SHAREHOLDERS OF

EVOLVING GOLD CORP. (the "Corporation")

TO BE HELD AT 1500 - 885 West Georgia Street, Vancouver, B.C. V6Z 3E8 ON THE 21st day of September 2006, at 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Lawrence Dick, the President of the Corporation, or failing this person, Warren McIntyre, a Director of the Corporation, or in the place of the foregoing, ------------------------------------------------ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT NAME HERE: ________________________

REGISTERED HOLDER SIGN HERE: ________________________________

NO OF SHARES: _________ DATE SIGNED: ______________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against	Withhold
1. Re-Appointment of Amisano Hanson as auditors of the Corporation		N/A
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3a. To elect as Director, Lawrence Dick		N/A
b. To elect as Director, Paul Cowley		N/A
c. To elect as Director, Warren McIntyre		N/A
d. To elect as Director, Dr. Chris Osterman		N/A
4. To approve the destruction of the Meeting Proxies.			N/A
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

The Undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.  This Proxy is solicited by the Management of the Corporation.

2.  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)     appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)     appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.  If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "Pacific Corporate Trust Company" no later than fourty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Pacific Corporate Trust Company is 2nd Floor - 510 Burrard Street, Vancouver, B.C. V6C 3B9, and its fax number is (604) 689.8144. Telephone voting can be completed at 1-888-Tel-Vote (1-888-853-8683) and Internet voting at http://webvote.pctc.com

Management Discussion and Analysis of Financial Position and Results of Operations for the year ended March 31, 2006

General

The following information, prepared as of July 27, 2006, should be read in conjunction with the audited financial statements of Evolving Gold Corp. for the year ended March 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless noted otherwise.

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in two properties located in Nevada and Labrador. Recently they have focused on the development of properties where management believes there is potential for the discovery of high grade deposits because of the proximity to a proven deposit or operating mine. The Company continues to believe that it is in the best interest of its shareholders to continue focusing on high grade discoveries and as such is concentrating its efforts on its Winnemucca Mountain and Voisey Bay properties. The Winmemucca Mountain property is at the intermediate stage of exploration stage which offers better access and infrastructure. The Voisey Bay property is considered at an earlier stage of exploration. In addition, the Winnemucca property is situated in a location that has weather conditions conducive to a twelve month work program.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "CNQ:GOLD". The Company officially began trading on the CNQ on June 14, 2004. On June 30, 2005, the Company filed a final amendment #5 as part of the Securities and Exchange Commission ("SEC") 20-F registration process required to obtain approval to list its shares on the NASD.OTCBB exchange in the United States. On July 25, 2005 their application was confirmed and they began trading on July 28, 2005 under the stock symbol "OTCBB:EVOGF". The Company will continue to maintain its full listing in Canada on the CNQ.

Mineral Properties

1.  Winnemucca Property

Description

On December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006the Company entered into an option agreement with Golden Sands Exploration Inc. ("Golden Sands") and its subsidiary company AHL Holdings Ltd. to acquire unpatented mineral claims ("Golden Arc claims") in Humboldt County, Nevada (the "Winnemuca Property"). Subsequent to this acquisition the Company also staked additional adjoining unpatented mining claims. The property, which has excellent road access, encompasses 560 hectares in Humboldt County's high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008 including at least US$ 200,000 on Golden Arc claims by December 31, 2006. In addition the Company must pay US$80,000 to the vendors (US$40,000 has now been paid in cash and US$40,000 has been paid by the issue of shares for debt) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (1,300,000 shares have now been issued). The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009 as well as prepare and deliver a technical report and exploration expense report by July 31, 2006. The property is subject to a 2% net smelter royalty ("NSR"). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to the Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining mineral claims. The property is also subject to advance royalty payments of US$10,000 (paid), and US$10,000 and US$20,000 due by each of December 3, 2006 and 2007 respectively. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

Mineral Properties (continued)

1.  Winnemucca Property (continued)

Description (continued)

Letter of Intent with Meridian Gold Inc.

In September, 2005 the Company signed a letter of intent ("LOI") with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving's Winnemucca property option. An earn-in agreement is currently being finalized to formalize this arrangement under which Meridian Gold Inc. will assign their interest to Meridian Minerals Corp. ("Meridian"). Under the terms of the agreement, it is anticipated that Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving by December 31, 2008, investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. In addition it is anticipated that Meridian must deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Exploration Program

The Company and Meridian plan to focus future exploration on the Swordfish Extension Zone within the Winnemucca Mountain vein system based on their preliminary review of the database constructed from data generated from previous exploration programs on the property. The Company had completed a detailed compilation of existing data and had made preliminary geological investigations on site in preparation for a 2005 fall field program. However, with the signing of the Letter of Intent with Meridian and the various amendments to the option agreement with Golden Sands, field work by the Company originally planned for the 2005 fall period was postponed and is now expected to commence in the summer of 2006. It is anticipated that under the terms of the Earn-In Agreement Meridian will manage the exploration at Winnemucca Mountain while they complete their earn-in requirements. Field work will consist of surface geological mapping, geophysical surveying of newly-interpreted target trends and drilling of the higher priority targets. As at March 31, 2006, the Company had incurred exploration costs of $190,351 on this property comprised of $72,702 for geological consulting and other database review work , aerial mapping of $5,300, $112,035 in staking and recording costs and $314 in drafting costs.

Mineral Properties (continued)

2.  Voisey's Bay Property

Description

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. ("Geocore") whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore's Voisey's Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated twenty kilometres west of the main Voisey's Bay discovery. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 500,000 of cumulative exploration costs to be incurred by October 31, 2008. The property is subject to a 1 1/2% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Exploration Program

At March 31, 2006, the Company had incurred $ 14,731 in geological consulting and report preparation, and $7,440 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which are included under the existing option agreement. The Company continues to compile all existing data in preparation for a 2006 summer field program which would include additional geochemical and geophysical surveys (including deep probing Horizontal Loop EM), geological mapping and drilling.

Selected Annual Information

The Company was incorporated on June 19, 2003. Accordingly the following financial data is derived from the Company's financial statements for the nine months ended March 31, 2004 and the years ended March 31, 2005 and March 31, 2006.
	Audited March 31, 2006	Audited March 31, 2005	Audited for the period from incorporation on June 19, 2003 to March 31, 2004
	(All amounts expressed in Canadian $)
Working Capital (Deficiency)	120,660	(143,711)	127,482
Revenues	-	-	-
Net Loss	(590,779)	(402,218)	(152,118)
Net Loss per share - Basic and fully diluted	( .07)	( .07)	N/A
Total Assets	966,398	222,879	169,715
Deferred Exploration Expenditures Canadian - cumulative and for the year (net of write-downs)	22,171	7,617	-
Deferred Exploration Expenditures US - for the year	141,874	48,477	-
Deferred Exploration Expenditures US - cumulative (net of write-downs)	190,351	48,477	-
Dividends declared	-	-	-

Working Capital

Working capital at March 31, 2004 was used for purposes outlined in the Company's prospectus dated May 10, 2004 except that, in accordance with management's objective to pursue high grade mineral properties, some funds were directed to the Winnemucca property option purchase and initial exploration costs instead of the Murray project. As at March 31, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the year ended March 31, 2006 was offset by a May, 2006 shares for debt issue of $285,610 as well as $521,500 (net of finders fee paid in cash) and $112,000 raised during the year from private placements and the exercise/conversion of options/warrants respectively.

Selected Annual Information (cont'd)

Net Loss

The net loss for fiscal 2004 includes results for a shorter nine month fiscal period when the Company was not yet a registered issuer compared to the twelve month period ended March 31, 2005 and March 31, 2006 when operating activities increased and various exchange filings were required. The effects arising from this factor are evidenced by increases between the 2004 and 2005 fiscal years of $10,787 in accounting, $24,852 in promotion and advertising and $31,569 in transfer agent expenses. During fiscal 2006 the Company recorded a write-down of previously deferred exploration expenditures (primarily relating to the Murray property) of $44,038. The additional explanation for the fluctuations in net loss have been summarized below by separately identifying four categories of expenses, stock-based compensation, consulting and management fees, legal and accounting and promotion, advertising and travel.

Stock-based compensation

For the 2006 fiscal year, $224,925 of stock-based compensation was recorded compared to $128,165 of stock-based compensation recorded in 2005 and nil in 2004.

Consulting and management fees

Consulting and management fees aggregating $58,884, $139,143 and $73,900were reflected for fiscal years ended March 31, 2006, 2005 and 2004 respectively. Fiscal 2004 reflects the level of services required to commence operations, fiscal 2005 reflects the additional services provided to the Company as it pursued the process of obtaining approval to list its shares on the OTC exchange in the United States and fiscal 2006 reflects a reduction to the amount of services provided.

Legal and accounting

An increase in legal and accounting expense of $20,157 was reflected in the fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2004 results. The increase was commensurate with the purchase of two new property options as well as fees incurred to obtain trading approval from the NASD.OTCBB exchange. During fiscal 2006, legal expense increased as a direct reflection of property option, private placement, stock option and other agreements prepared or amended during the year. The increase for fiscal 2006 in accounting expense reflects an overall increase in operations and the required filing activity.

Promotion, advertising and travel

Promotion, advertising and travel for the year ended March 31, 2006, totaled $109,473 compared to the same period in 2005 when $31,389 was incurred. This increase arises from the number of tradeshows attended on behalf of the Company, the number of stock market publications subscribed to and service agreements with two investor relation specialists.

Selected Annual Information (cont'd)

Total Assets

Total assets since March 31, 2004 continue to reflect an increase commensurate with ongoing share issue or cash payments on account of the Winnemucca andVoisey Bay property options and deferred exploration costs thereon. In addition, capital derived from the shares for debt issue, the private placements of shares and exercise/conversion of options/warrants has increased the balance of assets offset by amounts required for administrative purposes.

Results of Operations

During the year ended March 31, 2006, the Company reported a net loss of $590,779 ($0.07 loss per share) compared to a loss of $402,218 ($0.07 loss per share) reported for the year ended March 31, 2005. The increase in the net loss is primarily due to increases in accounting, legal, promotion, advertising and travel and stock based compensation expense, the reasons for which have been outlined in the selected annual information section above. The Company did not generate any revenue during either reporting period.

Fiscal 2006 expenses include stock-based compensation of $224,925 (2005: $128,165) representing non-cash charges incurred in connection with the granting of stock options. During fiscal 2005, the Company elected to apply the fair value method of accounting for stock options granted to employees and directors on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, the fair value of all stock options granted is recorded as a charge to operations.

Major expense items in fiscal 2006 also include accounting expense of $47,852 (2005 - $16,390), consulting fees of $51,605 (2005 - $35,264), legal of $55,715 (2005 - $30,820), promotion, advertising and travel of $109,473 (2005 - $31,389) and the write-down of exploration expenditures recorded in fiscal 2006 of $44,038.

Capital Expenditures

During the year ended March 31, 2006, the Company paid $35,000 in compliance with the terms of the Voisey Bay property option. Evolving also issued common shares with an imputed value of $244,000 and paid cash of US$ 50,000 on account of the Winnemucca property option as well as paying US$10,000 for advance royalty payments payable pursuant to the terms of this option agreement. The Company also incurred $173,466 in geological consulting, staking and recording and field expenses related to its various property options and paid legal costs of $39,596 which were recorded as part of the resource property acquisition cost.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters:
	Fiscal year ended March 31, 2006				Fiscal year ended March 31, 2005
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

Revenues	-	-	-	-	-	-	-	-
Net Loss	(135,723)	(76,642)	(143,485)	(234,929)	(124,810)	(39,227)	(186,877)	(51,304)
Loss per share, basic and fully diluted (Note 1)	(.01)	(.01)	(.02)	(.03)	(.01)	(.01)	(.03)	(.02)
Total assets	966,398	509,395	514,032	367,787	222,879	114,130	46,937	116,753
Deferred exploration expenditures - Canadian	5,643	-	2,828	13,700	7,617	-	-	-
Deferred exploration expenditures - US	46,951	2,932	50,117	41,874	48,476	-	-	-
Working capital (deficiency)	120,660	(150,208)	(59,050)	(112,620)	(143,711)	(21,761)	3,246	76,178

(Note 1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss

Stock-based compensation costs of $26,025, $78,000 and $120,900 were recorded for the quarters ended March 31, 2006, September 30, 2005 and June 30, 2005 respectively as well as for the quarter ended September 30, 2004, where stock-based compensation of $113,945 was recorded. A write-down of exploration expenditures was recorded for the quarter ended March 31, 2006 of $44,038.

Total Assets

Total assets decreased during the quarter ended September 30, 2004 due to administrative costs being incurred without additional financing. The increase in total assets from that date to December 31, 2004 reflects the purchase of the Winnemucca property option funded by $64,000 from the issue of 400,000 common shares. The quarter ended March 31, 2005 reflects $96,000 raised from a private share placement which was used for Winnemucca deferred exploration costs and administrative expenses. Also reflected in this quarter was the issue of 200,000 additional shares required under the Winnemucca property option which were valued at $32,000. The quarter ended June 30, 2005, reflects $140,490 in property option payments and deferred exploration costs financed by the shares for debt issue of $285,610. The September 30, 2005 quarter reflects $145,000 in proceeds received from a private placement, $27,000 received from the exercise of options and warrants and $244,000 in deemed proceeds arising from the issue of 400,000 shares required under the Winnemucca property option agreement. Total assets as at March 31, 2006 increased with the receipt of $381,000 from a private placement.

Summary of Quarterly Results (continued)

Working Capital

As at June 30, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the quarter ended June 30, 2005 was offset by the above mentioned "shares for debt issue" of $285,610. As previously mentioned the Company's working capital position as at September 30, 2005 had improved due to the proceeds received from the issue of shares being in excess of deferred exploration and administration expenses. Working Capital at December 31, 2005 reflects a drawdown due to administrative expenses incurred for the quarter and the aforementioned private placement resulted in the increase to working capital for the quarter ended March 31, 2006.

Financing Activities

In May, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007.

In July, 2005 a total of $27,000 was raised from the conversion of 40,000 warrants at $0.25 per share and the exercise of 50,000 options at $0.34 per share.

In August, 2005 the Company issued 400,000 common shares for deemed proceeds of $244,000 as part of the share issue required under the terms of the Winnemucca property option agreement.

In September, 2005 the Company completed a non-brokered private placement whereby 290,000 units were issued in exchanged for cash proceeds of $145,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.55 until expiry in September, 2007.

In January, 2006 the Company completed a private placement whereby 1,270,000 units were issued at a price of $0.30 per unit resulting in proceeds of $381,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share exercisable until expiry in January, 2008. An additional 97,000 warrants with identical terms, $4,500 in cash, and the issue of 97,000 units was paid as finders fees pursuant to this issue.

In February, 2006, 90,000 warrants were converted at $0.25 per share resulting in cash proceeds of $22,500, and 250,000 shares were issued at $0.25 per share on the exercise of options by a director resulting in cash proceeds of $62,500.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities for the year ended March 31, 2006 resulted in a cash increase of $220,199. As at March 31, 2006, the Company's cash balance was recorded as $222,953 and the Company had working capital of $120,660.

The Company has not as yet put into commercial production either of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Pursuant to the Voisey Bay Property agreement the Company must expend a total of $500,000 on the Voisey Bay Property before October 31, 2007. In addition, in order to maintain its Winnemucca Property agreement in good standing the Company must expend a total of US$4,000,000 before December 31, 2008. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

Transactions with Related Parties

During the year ended March 31, 2006, the Company issued 392,727 common shares to directors of the Company, pursuant to the exercise of warrants and options and a shares for debt settlement, at various prices for total proceeds of $148,500.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

Deferred exploration costs, promotion and advertising, rent and consulting fees for the year ended March 31, 2006 include $107,505, $2,442, $9,000 and $47,675 (2005 - nil, $450, $4,050 and $52,500) respectively, charged by directors and a significant shareholder of the Company. As at that date accounts payable and accrued liabilities include $64,257 (2005 - $52,500) owing to related parties.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Fourth Quarter

The Company recorded a net loss of $135,723 during the fourth quarter ended March 31, 2006 including $26,025 in stock-based compensation and a write-down of exploration expenditures of $44,038. Also reflected in this quarter are proceeds of $381,000 raised from a private share placement and $22,500 arising from the exercise of warrants offset by $52,594 incurred for deferred exploration expenditures.

Off Balance Sheet Arrangements

To the best of management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the company.

Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures.

Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. There have been no write-downs in respect of the values attributed to resource properties and deferred exploration expenditures since inception.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.

Recent Accounting Pronouncements (continued)

All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Changes In Accounting Policies

There were no changes to accounting policies for the year ended March 31, 2006.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a)         Authorized: Unlimited number of common shares without par value.

Issued and outstanding:

March 31, 2005 - 7,350,100 common shares for net consideration of $498,600

March 31, 2006 - 10,269,842 common shares for net consideration of $1,725,484

July 25, 2006 -10,669,842 common shares were outstanding

(b)         Outstanding stock options at July 25, 2006

Type of Security	Number	Exercise Price	Expiry Date
Stock options	250,000	$0.25	September 15, 2009
Stock options	185,000	$0.82	May 16, 2009
Stock options	150,000	$0.30	January 19, 2011
	585,000

On April 4, 2006, the Company granted 580,000 share purchase options to directors and a consultant exercisable at $0.36 per share until April 7, 2011.

(c)         Outstanding warrants at July 25, 2006

Type of Security	Number	Exercise Price	Expiry Date
Warrants	470,000	$0.25	January 10, 2007
Warrants	432,742	$0.82	May 10, 2007
Warrants	290,000	$0.55	September 14, 2007
Warrants	1,464,000	$0.40	January 18, 2008
	2,656,742

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company's ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Stage of Development

The Company's properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company's interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company's lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company's properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Future Financings

If the Company's exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Risks and Uncertainties (continued)

Profitability of Operations

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company's properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title

The Company's properties may be subject to native land claims or government regulations.

Currency Risk

One of the Company's property options is located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

Investor Relations

During the year ended March 31, 2006 the Company paid $48,866 to investor relations consultants and incurred $22,498 for travel and tradeshow costs. In addition as part of consulting agreements, the Company issued 150,000 stock options to each of two consultants exercisable at $0.65 and $0.30 per share respectively. 150,000 of these options were cancelled during the year. Subsequent to year end an additional 150,000 options were granted to a consultant exercisable at $0.36 per share which have a four month hold and vesting period. Other investor relations activities included $34,016 for inclusion in various investment publications. In addition management distributed Company press releases and updated shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:
	Year ended March 31, 2006	Year ended March 31, 2005
Deferred property acquisition costs and advance mineral royalties	$391,729	$133,046
Deferred exploration costs	$ 173,466	$ 56,093
Administrative expense	$590,779	$402,225

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the audited financial statements for the years ended March 31, 2006 and March 31, 2005.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

EVOLVING GOLD CORP.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Evolving Gold Corp.
(An Exploration Stage Company)

We have audited the balance sheets of Evolving Gold Corp. as at March 31, 2006 and 2005 and the statements of operations, cash flows and shareholders' equity for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004, in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada
July 18, 2006

"AMISANO HANSON"
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern that assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the accumulated losses from operations, substantial doubt about the Company's ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 18, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, Canada
July 18, 2006

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

EVOLVING GOLD CORP.
(An Exploration Stage Company)
BALANCE SHEETS
March 31, 2006 and 2005
(Stated in Canadian Dollars)

ASSETS	2006	2005
Current		
Cash	$ 222,953	$ 2,754
Other receivable	4,961	3,985
	227,914	6,739
Equipment, net of accumulated depreciation of $44	1,187	-
Mineral properties – Notes 3, 5 and 8, Schedule 1	737,297	216,140
	$ 966,398	$ 222,879

LIABILITIES

Current		
Accounts payable and accrued liabilities – Note 5	$ 107,254	$ 140,450
Advance payable	-	10,000
	107,254	150,450

SHAREHOLDERS' EQUITY

Share capital – Notes 4, 5 and 8		
Authorized:		
Unlimited number of common shares without par value		
Issued:		
10,269,842 shares (2005: 7,350,100 shares)	1,713,844	498,600
Contributed surplus – Note 4	290,415	128,165
Deficit accumulated during the exploration stage	(1,145,115)	(554,336)
	859,144	72,429
	$ 966,398	$ 222,879

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 8
Subsequent Events – Notes 3, 4 and 8

APPROVED BY THE DIRECTORS:

"Warren McIntyre" Director — Warren McIntyre

"Paul Cowley" Director — Paul Cowley

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.

(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

	Year ended March 31, 2006	Year ended March 31, 2005	June 19, 2003 (Date of Inception) to March 31, 2004
Expenses			
Accounting	$ 47,852	$ 16,390	$ 5,603
Bank charges and interest	1,593	920	223
Consulting – Note 5	51,605	35,264	20,500
Depreciation	44	-	-
Legal	55,715	30,820	21,450
Management fees – Note 5	7,279	103,879	53,400
Office and miscellaneous	13,713	4,689	635
Promotion, advertising and travel – Note 5	109,473	31,389	6,537
Rent and administration fees – Note 5	15,007	16,800	41,445
Stock-based compensation – Note 4	224,925	128,165	-
Transfer agent and filing fees	19,535	33,909	2,340
Write-down of exploration expenditures	44,038	-	-
Loss for the period before other item	(590,779)	(402,225)	(152,133)
Other item:			
Interest income	-	7	15
Net loss for the period	$ (590,779)	$ (402,218)	$ (152,118)
Basic and diluted loss per share	$ (0.07)	$ (0.07)	$ N/A
Weighted average number of shares outstanding	8,505,316	5,601,196	1

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

	Year ended March 31, 2006	Year ended March 31, 2005	June 19, 2003 (Date of Inception) to March 31, 2004
Operating Activities			
Net loss for the period	$ (590,779)	$ (402,218)	$ (152,118)
Add items not affecting cash:			
Stock-based compensation	224,925	128,165	-
Special warrants issued for legal fees	-	-	10,000
Depreciation	44	-	-
Write-down of mineral exploration expenditures	44,038	-	-
Changes in non-cash working capital items related to operations:			
Other receivable	(976)	(6)	(3,979)
Prepaid expenses	-	25,550	(25,550)
Accounts payable and accrued liabilities	252,414	125,217	15,233
	(70,334)	(123,292)	(156,414)
Investing Activities			
Purchase of equipment	(1,231)	-	-
Deferred exploration costs	(147,729)	(56,093)	-
Acquisition of resource properties	(173,466)	(37,047)	(17,000)
	(322,426)	(93,140)	(17,000)
Financing Activities			
Issue of common shares for cash, net of share issue expense	622,959	96,000	100
Special warrants	-	-	286,500
Advance payable	(10,000)	10,000	-
	612,959	106,000	286,600
Increase (decrease) in cash during the period	220,199	(110,432)	113,186
Cash, beginning of the period	2,754	113,186	-
Cash, end of the period	$ 222,953	$ 2,754	$ 113,186
Supplemental disclosure of cash flow information:			
Exchange of special warrants for common shares	$ -	$ 306,500	$ -
Shares issued for share issue expense	29,100	-	-
Shares issued for acquisition of mineral property	244,000	96,000	10,000
Shares issued for debt settlement	285,610	-	-
Warrants issued for finder's fee	11,640	-	-
	$ 570,350	$ 402,500	$ 10,000

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

		Shares	Amount	Special Warrants	Amount	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total
Issuance of shares	- at $1	100	$ 100	-	$ -	$ -	$ -	$ 100
Issuance of "A" warrants	- at $0.01	-	-	1,400,000	14,000	-	-	14,000
Issuance of "B" warrants	- at $0.05	-	-	3,250,000	162,500	-	-	162,500
Issuance of "F" warrants	- at $0.10	-	-	1,100,000	110,000	-	-	110,000
Issuance of "L" warrants	- at $0.05	-	-	200,000	10,000	-	-	10,000
Issuance of "P" warrants for mineral property acquisition	- $0.05	-	-	200,000	10,000	-	-	10,000
Net loss for the period ended March 31, 2004		-	-	-	-	-	(152,118)	(152,118)
Balance, March 31, 2004		100	100	6,150,000	306,500	-	(152,118)	154,482
Issue of shares								
Pursuant to conversion of special warrants								
Series "A" warrants		1,400,000	14,000	(1,400,000)	(14,000)	-	-	-
Series "B" warrants		3,250,000	162,500	(3,250,000)	(162,500)	-	-	- -
Series "F" warrants		1,100,000	110,000	(1,100,000)	(110,000)	-	-	-
Series "L" warrants		200,000	10,000	(200,000)	(10,000)	-	-	-
Series "P" warrants		200,000	10,000	(200,000)	(10,000)	-	-	-
Pursuant to resource property acquisition	- at $0.16	600,000	96,000	-	-	-	-	96,000
Pursuant to private placement	- at $0.16	600,000	96,000	-	-	-	-	96,000
Stock-based compensation charge		-	-	-	-	128,165	-	128,165
Net loss for the year ended March 31, 2005		-	-	-	-	-	(402,218)	(402,218)

.../cont'd

SEE ACCOMPANYING NOTES

Continued

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

	Shares	Amount	Special Warrants	Amount	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total
Balance, March 31, 2005	7,350,100	498,600	-	-	128,165	(554,336)	72,429
Issuance of shares							
Pursuant to resource property acquisition - at $0.61	400,000	244,000	-	-	-	-	244,000
Pursuant to debt settlement - at $0.66	432,742	285,610	-	-	-	-	285,610
Pursuant to private placement - at $0.50	290,000	145,000	-	-	-	-	145,000
Pursuant to private placement - at $0.30	1,270,000	381,000	-	-	-	-	381,000
Pursuant to conversion of options	300,000	79,500	-	-	-	-	79,500
Pursuant to conversion of warrants	130,000	32,500	-	-	-	-	32,500
Stock-based compensation charge	-	-	-	-	224,925	-	224,925
Transfer from contributed surplus on conversion of stock options	-	74,315	-	-	(74,315)	-	-
Share issue expense – Cash	-	(15,041)	-	-	-	-	(15,041)
Finders fees	97,000	-	-	-	-	-	-
Finders warrants	-	(11,640)	-	-	11,640	-	-
Net loss for the year ended March 31, 2006	-	-	-	-	-	(590,779)	(590,779)
Balance, March 31, 2006	10,269,842	$ 1,713,844	-	$ -	$ 290,415	$ (1,145,115)	$ 859,144

SEE ACCOMPANYING NOTES

Schedule 1

EVOLVING GOLD CORP.
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2006 and 2005
(Stated in Canadian Dollars)

	Canada		United States		
	Murray Property	Voisey Bay Property	Black Hills Property	Winnemuca Property	Total
Balance, March 31, 2004	$ 27,000	$ -	$ -	$ -	$ 27,000
Acquisition costs					
Cash	-	-	-	37,046	37,046
Special warrants	-	-	-	96,000	96,000
	-	-	-	133,046	133,046
Deferred exploration costs					
Drafting	-	-	-	314	314
Field expenses and other	-	-	-	5,300	5,300
Geological consulting	2,411	-	-	12,691	15,102
Staking and recording costs	5,206	-	-	30,172	35,378
	7,617	-	-	48,477	56,094
Balance, March 31, 2005	34,617	-	-	181,523	216,140
Acquisition costs					
Cash	-	35,000	-	61,525	96,525
Advance royalty payments	-	-	-	11,608	11,608
Shares	-	-	-	244,000	244,000
Legal		1,647		37,949	39,596
	-	36,647	-	355,082	391,729
Deferred exploration costs					
Drafting	-	-	-	-	-
Field expenses and other	3,381	-	-	-	3,381
Geological consulting – Note 5	-	14,731	6,040	60,011	80,782
Staking and recording costs – Note 5	-	7,440	-	81,863	89,303
	3,381	22,171	6,040	141,874	173,466
Write-down of properties	(37,998)	-	(6,040)	-	(44,038)
Balance, March 31, 2006	$ -	$ 58,818	$ -	$ 678,479	$ 737,297

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At March 31, 2006, the Company was in the exploration stage and had interests in mineral properties located in the Northwest Territories and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2006, the Company does not have sufficient cash to fund its operations for the next fiscal year, has not yet achieved profitable operations, has accumulated losses of $1,145,115 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short-term loans from the directors of the company. There are no current arrangements in place for equity funding or short-term loans.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 10. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 2
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

b) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

c) Stock Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 3
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

c) Stock Based Compensation – (cont'd)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development Stage Enterprises." The Company is devoting its present efforts to exploring and developing its mineral properties. All losses accumulated since inception has been considered as part of the Company's exploration stage activities.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Equipment and Depreciation

Equipment is carried at cost and consist of a computer. Depreciation is calculated on the straight-line method over the estimated useful life of the asset, being three years.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 4
(Stated in Canadian Dollars)

Note 3 Mineral Properties

a) Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories.

During the year ended March 31, 2006, the Company abandoned this option and wrote-off $37,998 in resource property costs.

b) Voisey Bay Property

Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($22,171 incurred at March 31, 2006) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c) Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. ("Golden") and its subsidiary company AHL Holdings Ltd. ("AHL"), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humbolt County, Nevada (the "Winnemuca Property"). In addition the Company has staked additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

i) Cash Payments

- US $80,000 (paid) (including US $10,000 for extension agreement);

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 5
(Stated in Canadian Dollars)

Note 3 Mineral Properties – (cont'd)

c) Winnemuca Property – (cont'd)

ii) Share Issuances

- 900,000 shares; (issued)
- 400,000 shares on May 16, 2006, (issued);
- 500,000 shares on or before December 31, 2007;

iii) Various legal costs

- Pay various legal costs at the close of a private placement of shares and full warrants at a price of $0.30 per share.

iv) Exploration Expenditures

- US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims;
- an additional US $1,500,000 on or before December 31, 2007;
- and a further US $2,000,000 on or before December 31, 2008.

iv) Advance Royalty Payments

- US$10,000 on or before March 16, 2006 (paid);
- an additional US$10,000 on or before December 3, 2006
- an additional US$20,000 on or before December 3, 2007
- and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company must also prepare a technical report and an exploration expense report and deliver this to Golden with all relevant data, information and reports by July 31, 2006.

In addition, a finder's fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 6
(Stated in Canadian Dollars)

Note 3 Mineral Properties – (cont'd)

c) Winnemuca Property – (cont'd)

Pursuant to a Letter Agreement between Evolving and Meridian Gold Inc. (subsequently assigned to Meridan Minerals Corp. ("Meridian")) dated September 22, 2005, Evolving agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving's option to purchase 100% of the right, title and interest in the Winnemucca Claims. In May 2006 the earn-in agreement was prepared and is not as yet signed by Meridian.

To complete the earn-in Meridian must make the following:

- Cash payments of US$80,000 on closing, and an additional US$80,000, US$100,000 and US$240,000 on or before December 31, 2006, December 31, 2007 and December 31, 2008 respectively.

- Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006.

- Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.

- Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving will form a joint venture for purposes of carrying out the project.

d) Black Hills Property

The Company incurred data acquisition and geological costs on this property located in the United States. During the year ended March 31, 2006, the Company wrote-off resource property costs totalling $6,040 (2005: $Nil) as the Company is not planning any further work on this property.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 7
(Stated in Canadian Dollars)

Note 4 Share Capital – Note 8

Escrow Shares

As at March 31, 2006, 598,215 shares were held in escrow. The schedule of release for the escrow shares is as follows:

199,405 shares on March 31, 2006, (subsequently released)
199,405 shares on September 30, 2006
199,405 shares on March 31, 2007

598,215

Commitments:

Warrants

In May 2005 the Company completed a "shares for debt" issue of 432,742 units at a price of $0.66 per unit for proceeds of $285,610. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share to May 25, 2007.

In July 2005, 40,000 warrants were exercised at $0.25 per share for proceeds of $10,000.

In September 2005, the Company completed a non-brokered private placement of 290,000 units at $0.50 per unit resulting in proceeds of $145,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.55 per share until September 14, 2007.

The Company applied the residual approach and allocated the total proceeds of $526,000 to the common shares and $nil to the attached warrants to the private placements. Finders fees for the January, 2006 private placement were paid in cash of $ 4,500 and by the issue of 97,000 units. In addition, an additional 97,000 warrants were issued which entitles the agent to purchase 97,000 shares at $0.40 per share for a period of two years. The fair value of these warrants is $11,640 as determined using the same option pricing model and assumptions used for share purchase options. This amount has been charged to share issue costs and credited to contributed surplus.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 8
(Stated in Canadian Dollars)

Note 4 Share Capital – Note 8 – (cont'd)

Commitments: – (cont'd)

Warrants – (cont'd)

In February 2006, 90,000 warrants were exercised at $0.25 per share for proceeds of $22,500.

At March 31, 2006, there were 2,656,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date
470,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008
2,656,742		

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of March 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	550,000	$0.26	-	$ -
Granted	485,000	0.61	550,000	0.26
Cancelled	(150,000)	0.65	-	-
Exercised	(300,000)	0.26	-	-
Outstanding and exercisable, end of year	585,000	$0.44	550,000	$0.26

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 9
(Stated in Canadian Dollars)

Note 4 Share Capital – Note 8 – (cont'd)

Details of stock options outstanding as at March 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.30	January 20, 2011
585,000		

The Company established a share purchase option plan (the "Plan") in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the year ended March 31, 2006, the Company granted options to directors and two consultants for 185,000, 150,000 and 150,000 shares pursuant to the Plan exercisable at $0.82, $0.65 and $0.30 per share respectively.

During the year ended March 31, 2006, the Company recorded stock-based compensation expense of $224,925 (2005: $128,265) and transferred $74,315 of stock-based compensation that had previously been recorded as contributed surplus, to share capital which related to exercised options.

The weighted fair value of the share purchase options granted during the year ended March 31, 2006 of $0.46 per option (2005: $0.23) is estimated using an option pricing model with the following assumptions:

	2006	2005
Average risk-free interest rate	3.4% to 3.8%	3.6% to 4.0%
Expected life	4.0 to 5.0 years	5.0 years
Expected volatility	111% to 125%	138% to 155%
Expected dividends	Nil	Nil

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 10
(Stated in Canadian Dollars)

Note 5 Related Party Transactions

During the periods ended March 31, the Company incurred charges to a significant shareholder and directors of the Company as follows:

	Year ended March 31, 2006	Year ended March 31, 2005	June 19, 2003 (Date of Inception) to March 31, 2004
Consulting	$ 40,396	$ -	$ 10,500
Management fees	7,279	70,000	52,400
Promotion and advertising	2,442	450	2,500
Rent and administration fees	9,000	4,050	41,445
Deferred exploration costs			
- geological consulting	25,000	-	-
- staking cost and recording	82,505	-	-
	$ 166,622	$ 74,500	$ 106,845

Accounts payable and accrued liabilities includes $64,257 (2005: $52,500) due to a significant shareholder and a director of the Company.

Note 6 Corporation Income Taxes

The Company has accumulated a total of $96,816 in Canadian development and exploration resource expenditures and $520,519 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has accumulated non-capital losses totalling $800,809 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$ 152,118
2015	274,053
2016	374,638
	$ 800,809

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 11
(Stated in Canadian Dollars)

Note 6 Corporation Income Taxes – (cont'd)

The significant components of the Company's future income tax assets are as follows:

	2006	2005
Non-capital losses carried forward	$ 276,199	$ 151,802
Temporary differences	12,194	-
Resource property	15,189	-
Less: valuation allowance	(303,582)	(151,802)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized in the future to utilize all the future tax assets.

Note 7 Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Year ending March 31, 2006		Year ending March 31, 2005		June 19, 2003 (Date of Inception) to March 31, 2004	
	Canada	United States	Canada	United States	Canada	United States
Net loss	$ (584,379)	$ (6,040)	$ (402,218)	$ -	$ (152,118)	$ -
Total Assets	$ 287,919	$ 678,479	$ 41,356	$ 181,523		

Note 8 Subsequent Events – Note 4

Subsequent to March 31, 2006:

b) On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 12
(Stated in Canadian Dollars)

Note 9 Comparative Figures

Certain March 31, 2005 comparative figures have been restated to conform with the presentation adopted in the current year.

Note 10 Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") mineral property acquisition costs are considered tangible assets and must be capitalized unless the mineral properties do not have proven reserves. Management reviews capitalized costs for impairment annually and has determined that there is an impairment. Therefore an additional mineral property expense is required under US GAAP.

The impact on the financial statements is as follows:

Statement of Loss	Year ended March 31, 2006	Year ended March 31, 2005	June 19, 2003 (Date of Inception) to March 31, 2004
Net loss for the period per Canadian GAAP	$ (590,779)	$ (402,218)	$ (152,118)
Mineral property exploration and acquisition costs	(521,157)	(189,140)	(27,000)
Net loss for the period per US GAAP	$ (1,111,936)	$ (591,358)	$ (179,118)
Basic and diluted loss per share per US GAAP	$ (0.13)	$ (0.11)

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 13
(Stated in Canadian Dollars)

Note 10 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont'd)

Statement of Cash Flows	Year ended March 31, 2006	Year ended March 31, 2005	June 19, 2003 (Date of Inception) to March 31, 2004
Cash flows used in operating activities per Canadian GAAP	$ (70,334)	$ (123,292)	$ (156,414)
Mineral properties acquired and exploration costs incurred	(321,195)	(93,140)	(17,000)
Cash flows used in operating activities per US GAAP	(391,529)	(216,432)	(173,414)
Cash flows used in investing activities per Canadian GAAP	(322,426)	(93,140)	(17,000)
Mineral properties acquired and exploration costs incurred	321,195	93,140	17,000
Cash flows provided by investing activities per US GAAP	(1,231)	-	-
Cash flows provided by financing activities per Canadian and US GAAP	612,959	106,000	286,600
Increase (decrease) in cash per Canadian and US GAAP	$ 220,199	$ (110,432)	$ 113,186

Balance Sheet	2006	2005
Total assets per Canadian GAAP	$ 966,398	$ 222,879
Mineral property exploration and acquisition costs	(737,297)	(216,140)
Total assets per US GAAP	229,101	6,739
Total liabilities per Canadian and US GAAP	(107,254)	(150,450)
	$ 121,847	$ (143,711)

Shareholders' Equity	2006	2005
Deficit, per Canadian GAAP	$ (1,145,115)	$ (554,336)
Mineral property exploration and acquisition costs	(737,297)	(216,140)
Deficit, per US GAAP	(1,882,412)	(770,476)
Share capital per Canadian and US GAAP	1,713,844	498,600
Contributed surplus per Canadian and US GAAP	290,415	128,165
	$ 121,847	$ (143,711)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: August 28, 2006

/s/ Warren McIntyre
Name:  Warren McIntyre
Title:     Chief Financial Officer, Corporate
              Secretary and Director